This document is a summary translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.
Consolidated Financial Summary for the Second Quarter Ended June 30, 2017 (Japanese Standard)
August 1, 2017

Listed company name: Coca-Cola Bottlers Japan Inc.		Listed stock exchanges: Tokyo and Fukuoka
Code number: 2579		URL: https://en.ccbji.co.jp
Delegate:	Title: Representative Director & President	Name: Tamio Yoshimatsu
Contact:	Title: Leader, Finance Controller Group	Name: Masakiyo Uike	Phone: +81-3-6896-1707
Expected date of quarterly report submission: August 10, 2017		Expected date of the dividend payments: September 1, 2017
FY 2017 2Q supplementary information: Yes
FY 2017 2Q financial presentation: Yes
(Fractions of one million yen are rounded down)
1.	Consolidated financial results for the 2nd quarter 2017 (from January 1, 2017 to June 30, 2017)
(Percentages indicate changes over the same period in the prior fiscal year)
(1)	Consolidated financial results
	Net revenues		Operating income		Recurring income		Net profit attributable to shareholders of parent

	million yen	%	million yen	%	million yen	%	million yen	%
2nd quarter 2017	357,837	63.2	17,098	92.5	16,795	94.6	9,692	109.2
2nd quarter 2016	219,306	9.1	8,883	265.5	8,630	275.9	4,633	(47.7)
Note:	Comprehensive income
2Q 2017: 11,591 million yen 791.9%	2Q 2016: 1,299 million yen (87.2%)

	Earnings per share	Diluted earnings per share
	yen	yen
2nd quarter 2017	64.65	－
2nd quarter 2016	42.45	－

(2)	Consolidated financial position
	Total assets	Net assets	Net assets (excl. minority interests) to total assets
As of	million yen	million yen	%
2nd quarter 2017	891,936	612,234	68.5
Full year 2016	377,468	261,173	69.1
Reference: Net assets (excl. minority interests)
2Q 2017: 611,247 million yen	End of 2016: 260,758 million yen

2.	Dividends
	Dividends per share
(Record date)	End of 1Q	End of 2Q	End of 3Q	Year-end	Annual
Year ended	yen	yen	yen	yen	yen
Full year 2016	－	22.00	－	24.00	46.00
Full year 2017	－	22.00
Full year 2017 (forecast)			－	22.00	44.00
Note:	Revisions to the cash dividends forecasts most recently announced: None
End of 2Q FY 2016 dividend	: an ordinary dividend of 21.00 yen, a commemorative dividend of 1.00 yen
FY 2016 ending dividend	: an ordinary dividend of 23.00 yen, a commemorative dividend of 1.00 yen

3. Forecast of consolidated financial results 2017 (from January 1, 2017 to December 31, 2017)
(Percentages indicate changes over the same period in the prior fiscal year)
	Net revenues		Operating income		Recurring income		Net profit attributable to shareholders of parent		Earnings per share
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
Full year 2017	906,500	96.9	40,100	89.7	38,100	84.9	21,500	309.9	122.85
Note:	Revisions to the forecasts of consolidated financial results most recently announced: None

Notes
(1)	Changes in significant subsidiaries during the current period			: Yes
(changes in specified subsidiaries resulting in change in scope of consolidation)
	Newly included: One (Coca-Cola East Japan Co., Ltd.)		Excluded: None
Note:
Please refer to “2. Quarterly Consolidated Financial Statements (4) Notes to Quarterly Consolidated Financial Statements (Change in Significant Subsidiaries during the Current Period)” on page 10 for details.

(2)	Application of special accounting for preparing the quarterly consolidated financial statement			: None

(3)	Changes in accounting policies, changes in accounting estimates, and restatement of prior period financial statements after error corrections
	1) Changes in accounting policies due to revisions to accounting standards and other regulations			: None
	2) Changes other than those in 1) above			: Yes
	3) Changes in accounting estimates			: Yes
	4) Restatement of prior period financial statements after error corrections			: None

(4)	Number of outstanding shares (common shares)
1) Number of outstanding shares at the end of period (including treasury shares):
		2Q 2017: 206,268,593 shares	FY 2016: 111,125,714 shares
2) Number of treasury shares at the end of period:
		2Q 2017: 2,006,714 shares	FY 2016: 1,989,069 shares
3) Average number of outstanding shares at end of period (three months):
		2Q 2017: 149,906,073 shares	2Q 2016: 109,138,332 shares
	Note:	The total number of outstanding shares increased by 95,142,879 to 206,268,593 as of April 1, 2017 in connection with the integration with Coca-Cola East Japan Co., Ltd.

*	These Consolidated Financial Results are not subject to quarterly review procedures.

*	Explanation regarding appropriate use of the forecast, other special instructions
Figures in the above forecast are based on information available to management at the time of announcement.
Due to number of inherent uncertainties in the forecast, actual results may differ materially from the forecast. Furthermore, please refer to “1. Qualitative Information on the Financial Summary for this Quarter (3) Information on the Future Outlook, Including Forecast of Consolidated Financial Results” on page 3 for matters relating to performance forecasts.

1.	Qualitative Information on the Financial Summary for this Quarter

(1)	Details of Consolidated Financial Results
During the first six-month period of the fiscal year under review, the Japanese economy continued to show an overall trend of modest recovery with the corporate capital investment, job market and income situations continuing to improve.
In the soft drink industry, despite diversified consumer needs and fierce competition among companies in the industry, soft drink companies continue their initiatives focusing on revenue and aggressively roll out high value products. As a result, the market remained nearly unchanged from the same period in the previous year.
Both health food and cosmetic industries are in the continued trend of expansion partly backed by aggressive rollout of functional-claim food products and a stream of market entrants from other industries in the health food industry and diversified consumer needs in the cosmetic industry.
In this operating environment, in order to pursue new business opportunities under such severe operating environment and realize sustainable growth, the Company conducted the business integration with Coca-Cola East Japan Co., Ltd. effective as of April 1, 2017 through a combination of a share exchange and an absorption-type company split, and Coca-Cola Bottlers Japan Inc. was launched as of the same date.
Furthermore, the Company announced the medium term business plan “Growth Roadmap for 2020 & Beyond” for the period up to 2020, which sets forth the Company’s focused initiatives, namely profitable revenue growth, capturing of integration synergies, establishment of a new operating model and holistic financial framework to create shareholder value while investing in people capability development and shared value with local communities for the long term. The Company will focus on these initiatives to achieve sustainable growth and create synergy effects of the business integration, and continues to lead the domestic soft drink industry as the market leader.
The business performance status for the first six-month period of this fiscal year is as follows.

<Net Revenues>
Consolidated net revenues of the soft drink business in the first six-month period of this fiscal year increased by 139,972 million yen to 342,817 million yen (up 69.0%) year on year, owing to factors such as the impact of the business integration with Coca-Cola East Japan Co., Ltd. effective as of April 1, 2017. Consolidated net revenues of the healthcare & skincare business in the first six-month period of this fiscal year fell by 1,442 million yen to 15,019 million yen (down 8.8%) year on year. As a result, the total consolidated net revenues for all segments in the first six-month period of this fiscal year increased by 138,530 million yen to 357,837 million yen (up 63.2%) year on year.

<Operating Income and Recurring Income>
Consolidated operating income of the soft drink business in the first six-month period of this fiscal year increased by 8,439 million yen to 15,430 million yen (up 120.7%) year on year, due partly to an increase in net revenues thanks to the impact of the business integration described above, despite the impact of an increase in expenses brought about by the change in our depreciation method for fixed assets. Consolidated operating income in the healthcare & skincare business in the first six-month period of this fiscal year fell by 224 million yen to 1,667 million yen (down 11.9%) year, due to factors such as the aforementioned drop in net revenues. As a result, the total consolidated operating income for all segments for the first six-month period of this fiscal year increased by 8,214 million yen to 17,098 million yen (up 92.5%) year on year.  Furthermore, consolidated recurring income in the first six-month period of this fiscal year increased by 8,164 million yen to 16,795 million yen (up 94.6%) year on year, owing mainly to an increase in operating income.

<Quarterly Net Profit Attributable to Shareholders of Parent>
Profit attributable to owners of parent in the first six-month period of this fiscal year increased by 5,058 million yen to 9,692 million yen (up 109.2%) year on year, mainly due to an increase in recurring income.

(2)	Details of Consolidated Financial Position
Total assets at the end of the second quarter of the fiscal year under review increased by 514,467 million yen to 891,936 million yen (up 136.3%) compared to the end of the previous consolidated fiscal year, mainly due to the inclusion of Coca-Cola East Japan Co., Ltd. in our scope of consolidation in connection with the business integration.
Liabilities increased by 163,406 million yen to 279,702 million yen (up 140.5%) from the end of the previous consolidated fiscal year. This was chiefly due to the impact of the aforementioned new consolidated company.
Net assets increased by 351,061 million yen to 612,234 million yen (up 134.4%) compared to the end of the previous consolidated fiscal year as a result primarily of an increase in other capital surplus in connection with the issuance of new shares as part of the business integration.
The cash flow conditions for the first six-month period of this fiscal year are as follows.  Please note that cash and cash equivalents of 26,798 million yen have been included in connection with the Company making Coca-Cola East Japan Co., Ltd. a wholly owned subsidiary through a share exchange.

<Cash flows from operating activities>
Net Cash provided by operating activities for the six months ended June 30, 2017 increased by 3,840 million yen year on year to 8,347 million yen from 4,506 million yen for the six months ended June 30, 2016, mainly due to the impact of the inclusion of Coca-Cola East Japan Co., Ltd. in our scope of consolidation in connection with the business integration.

<Cash flows from investing activities>
Net Cash used in investing activities for the six months ended June 30, 2017 increased by 7,107 million yen year on year to 16,915 million yen from 9,807 million yen for the six months ended June 30, 2016, mainly due to the impact of purchase of fixed assets.

<Cash flows from financing activities>
Net Cash used in financing activities for the six months ended June 30, 2017 increased by 1,461 million yen year on year to 5,198 million yen from 3,737 million yen for the six months ended June 30, 2016, mainly due to the impact of proceeds from short-term loans and repayment of short-term loans.

As a result of these activities, cash and cash equivalents at the end of the second quarter of the consolidated fiscal year increased by 13,054 million from the end of the second quarter of the previous consolidated fiscal year, to 99,782 million yen (up 40.9% year on year).

(3)	Information on the Future Outlook, Including Forecast of Consolidated Financial Results
Full-year consolidated performance forecasts of Coca-Cola Bottlers Japan Inc. for the fiscal year ending December 31, 2017 remain unchanged from the performance forecasts released on June 5, 2017.

2.	Quarterly Consolidated Financial Statements and Main Notes
(1)	Quarterly Consolidated Balance Sheets

		(Millions of yen)

	As of December 31, 2016	As of June 30, 2017

Assets
Current assets
Cash and deposits	63,849	84,908
Trade notes and accounts receivable	29,649	74,239
Marketable securities	23,112	15,000
Merchandise and finished goods	27,279	67,248
Work in process	652	821
Raw materials and supplies	1,998	12,363
Other	17,333	41,610
Allowance for doubtful accounts	(287)	(371)
Total current assets	163,587	295,822
Fixed assets
Property, plant and equipment
Buildings and structures, net	31,162	73,775
Machinery, equipment and vehicles, net	22,688	65,037
Sales equipment, net	39,999	108,434
Land	62,128	150,588
Construction in progress	5	1,250
Other, net	1,829	5,326
Total property, plant and equipment	157,815	404,412
Intangible assets
Goodwill	22,668	79,682
Franchise intangible	－	51,399
Other	4,889	15,573
Total intangible assets	27,557	146,655
Investments and other assets
Investment securities	20,144	29,615
Retirement benefit assets	123	130
Other	8,760	16,048
Allowance for doubtful accounts	(519)	(748)
Total investments and other assets	28,508	45,046
Total fixed assets	213,881	596,114
Total assets	377,468	891,936

		(Millions of yen)

	As of December 31, 2016	As of June 30, 2017

Liabilities
Current liabilities
Trade notes and accounts payable	15,990	55,909
Current portion of bonds payable	－	14,000
Current portion of long-term borrowings	17	2,102
Accrued income taxes	5,717	4,067
Other accounts payable	25,042	53,729
Provision for sales and promotion expenses	308	384
Provision for bonuses	－	194
Provision for directors’ bonuses	－	56
Other	8,662	13,767
Total current liabilities	55,739	144,211
Non-current liabilities
Bonds payable	50,000	66,000
Long-term loans payable	183	13,506
Net defined benefit liability	3,505	25,266
Liabilities for directors’ and corporate auditors’ retirement benefits	191	291
Provision for environmental measures	－	254
Other	6,675	30,171
Total non-current liabilities	60,556	135,491
Total liabilities	116,295	279,702
Equity
Shareholders’ equity
Capital stock	15,231	15,231
Capital surplus	109,072	450,638
Retained earnings	137,404	144,477
Treasury stock	(4,593)	(4,657)
Total shareholders’ equity	257,114	605,691
Accumulated other comprehensive income
Net unrealized gains(loss) on other marketable securities	4,092	5,334
Deferred gains or losses on hedges	77	54
Foreign currency translation adjustments	(3)	19
Remeasurements of defined benefit plans	(522)	149
Total accumulated other comprehensive income	3,643	5,556
Non-controlling interests	414	986
Net assets	261,173	612,234
Total liabilities and equity	377,468	891,936

(2)	Quarterly Consolidated Statements of Income and Comprehensive Income
(Quarterly Consolidated Statements of Income)
(First six-month period of this fiscal year)

		(Millions of yen)

	Six months ended	Six months ended
	June 30, 2016	June 30, 2017
Net revenues	219,306	357,837
Cost of goods sold	105,821	172,659
Gross profit	113,485	185,177
Selling, general and administrative expenses	104,602	168,079
Operating income	8,883	17,098
Non-operating income
Interest income	26	13
Dividends income	221	270
Share of profit of investees equity-method	15	10
Rent income	64	140
Gain on sales of valuable wastes	51	155
Other	134	155
Total non-operating income	514	744
Non-operating expenses
Interest expense	234	257
Loss on disposal of property plant and equipment	264	302
Other	268	486
Total non-operating expenses	766	1,046
Recurring income	8,630	16,795
Extraordinary income
Gain on sale of property plant and equipment	－	63
Gain on sale of investment securities	－	16
Gain on step acquisitions	－	192
Total extraordinary income	－	273
Extraordinary loss
Loss on disaster	605	－
Loss on impairment of investment securities	148	－
Business integration-related expenses	－	711
Total extraordinary loss	754	711
Income before income taxes and minority interests	7,876	16,357
Income taxes - current	2,666	4,110
Income taxes - deferred	544	2,568
Total income taxes	3,210	6,679
Net profit	4,665	9,677
Net profit (loss) attributable to non-controlling interests	31	(14)
Net profit attributable to owners of parent	4,633	9,692

(Quarterly Consolidated Statements of Comprehensive Income)
(First six-month period of this fiscal year)

		(Millions of yen)

	Six months ended	Six months ended
	June 30, 2016	June 30, 2017
Net profit	4,665	9,677
Other comprehensive income
Net unrealized gains (loss) on other marketable securities	(3,362)	1,242
Deferred gains or losses on hedges	－	1
Foreign currency translation adjustments	48	22
Remeasurements of defined benefits	332	650
Share of other comprehensive income of investees equity-method	(384)	(3)
Total other comprehensive income	(3,365)	1,913
Comprehensive income	1,299	11,591
Comprehensive income attributable to owners of the parent	1,268	11,605
Non-controlling interests	31	(14)

(3)	Quarterly Consolidated Statements of Cash Flows

		(Millions of yen)

	Six months ended	Six months ended
	June 30, 2016	June 30, 2017
Cash flows from operating activities
Profit before income taxes	7,876	16,357
Depreciation	8,269	15,725
Amortization of goodwill	1,151	1,637
Increase (decrease) in provision for directors’ bonuses	－	46
Increase (decrease) in provision for directors’ retirement benefits	15	(36)
Increase (decrease) in net defined benefit liability	513	(61)
Decrease (increase) in net defined benefit asset	(57)	(7)
Interest and dividends income	(248)	(283)
Interest expense	234	257
Share of (profit) loss of entities of equity-method investees	(15)	(10)
Loss (gain) on sales of short-term and long-term investment securities	－	(16)
Loss (gain) on valuation of short-term and long-term investment securities	148	－
Loss (gain) on sales of non-current assets	(42)	(72)
Loss on retirement of non-current assets	159	162
Gain on step acquisitions	－	(192)
Decrease (increase) in notes and accounts receivable-trade	(1,490)	(8,799)
Decrease (increase) in inventories	(6,037)	(9,913)
Decrease (increase) in other assets	(3,815)	(5,189)
Increase (decrease) in notes and accounts payable-trade	1,495	10,907
Increase (decrease) in other liabilities	(1,788)	(7,493)
Other	69	138
Subtotal	6,437	13,155
Interest and dividends received	248	283
Interest expenses paid	(239)	(278)
Income taxes paid	(2,707)	(6,034)
Income taxes refund	766	1,220
Net cash provided by operating activities	4,506	8,347
Cash flows from investing activities
Purchase of short-term and long-term investment securities	(86)	(100)
Proceeds from sales and redemption of short-term and long-term investment securities	1	177
Purchase of non-current assets	(10,237)	(17,324)
Proceeds from sales of non-current assets	195	395
Purchase of shares of subsidiaries and associates	(3)	－
Payments of long-term loans	(158)	(79)
Collection of long-term loans receivable	473	20
Payments into time deposits	(100)	(100)
Proceeds from withdrawal of time deposits	107	100
Other	－	(4)
Net cash used in investing activities	(9,807)	(16,915)

		(Millions of yen)

	Six months ended	Six months ended
	June 30, 2016	June 30, 2017
Cash flows of financing activities
Proceeds from short-term loan	－	8,000
Repayments of short-term loans payable	－	(10,000)
Proceeds from long-term loan	－	18
Repayments of long-term loans payable	(1,258)	(304)
Purchase of treasury shares	(3)	(71)
Proceeds from sales of treasury shares	－	16
Cash dividends paid	(2,291)	(2,619)
Dividends paid to non-controlling interests	(28)	(29)
Other	(154)	(208)
Cash flows of financing activities	(3,737)	(5,198)
Effect of exchange rate change on cash and cash equivalents	48	22
Net increase (decrease) in cash and cash equivalents	(8,989)	(13,743)
Cash and cash equivalents at beginning of period	79,828	86,727
Increase in cash and cash equivalents from newly consolidated subsidiary	－	26,798
Cash and cash equivalents at end of period	70,839	99,782

(4)	Notes to Quarterly Consolidated Financial Statements
(Notes Relating to Assumptions for the Going Concern)
Not applicable.

(Notes for Case Where Shareholders’ Equity underwent Significant Changes in Value)
The Company conducted a share exchange with Coca-Cola East Japan Co., Ltd. as of April 1, 2017, through which the Company became the wholly owning parent company and Coca-Cola East Japan Co., Ltd. became a wholly owned subsidiary company.
As a result, during the first six-month period of this fiscal year, capital surplus increased by 341,562 million yen, and is recorded at 450,638 million yen as of the end of the second quarter.

(Change in Significant Subsidiaries during the Current Period)
(Significant Change in the Scope of Consolidation)
The Company made Coca-Cola East Japan Co., Ltd. a wholly owned subsidiary through a share exchange as of April 1, 2017, and included it in the scope of consolidation on the same day.

(Application of Special Accounting for Preparing the Quarterly Consolidated Financial Statement)
Not applicable.

(Changes in Accounting Policies)
(Changes in accounting policies that are difficult to distinguish from changes in accounting estimates, and changes in accounting estimates)
(Change in depreciation method and change in service life)
Previously, the Company and some of its consolidated subsidiaries mainly used the declining balance method to calculate depreciation of property, plant and equipment (excluding sales equipment and leased assets), but we have switched to the straight-line method from the first quarter of this fiscal year.
The business integration with Coca-Cola East Japan Co., Ltd. carried out as of April 1, 2017 gives us a stronger business platform, and by bringing together the know-how in the areas of sales and manufacturing that both companies have cultivated over the past years it will allow us to create an optimal production structure covering a wide geographical area. Consequently, as we expect to be able to benefit from the long-term, stable use of property, plant and equipment (excluding sales equipment and leased assets), using straight-line depreciation to distribute the expense over its service life will appropriately reflect the pattern of consumption of economic benefits for such property, plant and equipment, so we have therefore decided to change our depreciation method to the straight-line method.
The Company and some of its consolidated subsidiaries also used the opportunity provided by the change in our depreciation method to conduct a utilization study. Previously, we had set the key service life of manufacturing machinery and equipment at 10 years, but as a result of our study we have revised it to 7-20 years – a predicted economic life that more accurately reflects the reality of the situation – and have made changes extending into the future.
We also took the opportunity provided by the change in our depreciation method for property, plant and equipment to devaluate the residual value of property, plant and equipment after the elapse of its service life to a nominal value of one yen, from the first quarter of this consolidated fiscal year.
Compared to the previous method, the aforementioned changes have resulted in a reduction in operating income, recurring income and income before income taxes and minority interests of 284 million yen, 301 million yen and 300 million yen, respectively, for the first six-month period of this consolidated fiscal year.
Please refer to “2. Quarterly Consolidated Financial Statements and Main Notes (4) Notes to Quarterly Consolidated Financial Statements (Segment Information)” for the impact on segment information.

(Additional Information)
(Changes in Presentation)
Since “rent income” and “gain on sales of valuable wastes,” which were included in “other” in “non-operating income” in the first six-month period of the previous fiscal year, are shown separately from the current period, considering their significant monetary impacts. To reflect this change in presentation, the Company has made certain reclassifications to its consolidated financial statements for the first six-month period of the previous fiscal year.
As a result, 250 million yen, which was presented in “other” in “non-operating income” in the Consolidated Statements of Income for the first six-month period of the previous fiscal year, has been reclassified as rent income (64 million yen), gain on sales of valuable wastes (51 million yen) and other (134 million yen).

(Application of Implementation Guidance on Recoverability of Deferred Tax Assets)
“Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26 dated March 28, 2016) is applied from the first quarter of this consolidated fiscal year.

(Segment Information)
First six-month period of the previous fiscal year (January 1, 2016 – June 30, 2016)
1. Information on net revenues and profits or losses by reported segment
(Millions of yen)
	Soft drink business	Healthcare & skincare business	Total
Net revenues
Net revenues-outside customers	202,844	16,462	219,306
Net revenues and transfer-inter-segment	－	－	－
Total	202,844	16,462	219,306
Segment profit	6,991	1,892	8,883
(Note) Net revenues and Segment profit are equivalent to Net revenues and Operating income in Quarterly Consolidated Statements of Income, respectively.

First six-month period of this fiscal year (January 1, 2017 – June 30, 2017)
1. Information on net revenues and profits or losses by reported segment

(Millions of yen)
	Soft drink business	Healthcare & skincare business	Total
Net revenues
Net revenues-outside customers	342,817	15,019	357,837
Net revenues and transfer-inter-segment	－	－	－
Total	342,817	15,019	357,837
Segment profit	15,430	1,667	17,098
(Note) Net revenues and Segment profit are equivalent to Net revenues and Operating income in Quarterly Consolidated Statements of Income, respectively.

2.	Matters relating to assets by reported segment
In connection with the Company making Coca-Cola East Japan Co., Ltd. its wholly-owned subsidiary as of April 1, 2017, the Company included Coca-Cola East Japan Co., Ltd., two of its subsidiaries and four affiliates of the Company accounted for under the equity method in the scope of consolidation, effective the same day.  Mainly due to the impact of such inclusion, the amount of assets by reported segment in the soft drink business at the end of the first six-month period of this fiscal year increased by 515,591 million yen year on year.

3.	Matters relating to changes in the Company’s reported segments
(Change in depreciation method and change in service life)
As discussed in “2. Quarterly Consolidated Financial Statements and Main Notes (4) Notes to Quarterly Consolidated Financial Statements (Changes in Accounting Policies, etc.),” from the first quarter of this consolidated fiscal year the depreciation method for property, plant and equipment (excluding sales equipment and leased assets) was changed to the straight-line method. The key service life of machinery and equipment has been revised to 7-20 years, and changes have been applied into the future. Furthermore, from the first quarter of this consolidated fiscal year the residual value of property, plant and equipment after the elapse of its service life has been devaluated to a nominal value of one yen.
As a result of these changes, compared to the previous method, segment revenue for the first six-month period of this fiscal year has reduced by 272 million yen in the soft drink business and 12 million yen in the healthcare & skincare business.

4.	Information on impairment loss of fixed assets or goodwill by reported segment
(Significant change in the amount of goodwill)
In connection with the Company making Coca-Cola East Japan Co., Ltd. its wholly-owned subsidiary as of April 1, 2017, goodwill has arisen with respect to the soft drink business.
The recorded amount of goodwill provisionally calculated in connection with the above is 58,651 million yen for the first six-month period of this fiscal year.